Exhibit 99.2

Qutoutiao Inc. Announces Receipt of Nasdaq Notice

SHANGHAI, China, January 19, 2023 (GLOBE NEWSWIRE) – Qutoutiao Inc. (“Qutoutiao” or the “Company”) today announced that it has received a written notification from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) dated January 13, 2023, indicating that the Company is not currently in compliance with Nasdaq’s Listing Rules for continued listing due to the Company’s failure to file an interim balance sheet and income statement as of the end of its second quarter ended June 30, 2022 (the “Interim Financials”) on Form 6-K with the Securities and Exchange Commission. Pursuant to Nasdaq Listing Rule 5250(c)(2), the Company was required to file its Interim Financials no later than six months following the end of its second quarter ended June 30, 2022, or December 31, 2022. The Company has not yet filed the required Interim Financials. The Company is working diligently on its plan to regain compliance and intends to comply with the time periods afforded in the Notice.

This notice received from Nasdaq has no immediate effect on the listing or trading of the Company’s shares. Nasdaq has provided the Company with 60 calendar days to submit a plan to regain compliance. If Nasdaq accepts the Company’s plan, then Nasdaq may grant the Company up to 180 days from the prescribed due date for the filing of its Interim Financials, or until July 3, 2023, to regain compliance.

As previously announced, the Company also received two separate notices from Nasdaq, including a notice indicating the Company’s deficiencies in meeting the continued listing requirement on minimum Market Value of Publicly Held Shares of US$15,000,000 on September 13, 2022, and a notice indicating the Company’s deficiencies in meeting the continued listing requirement of minimum bid price of US$1.00 per share of the closing bid price for a period of 30 consecutive business days on September 26, 2022.

About Qutoutiao Inc.

Qutoutiao Inc. operates a mobile content platform in China with a mission to bring fun and value to its users. The eponymous mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Midu, first launched in May 2018 as Midu Novels and with an alternative version Midu Lite launched one year later, pioneered provision of free online literature supported by advertising. It has been one of the market leaders of the free online literature industry since inception. The Company will continue to bring more exciting products to users through innovation and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "in-tends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Qutoutiao's beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qutoutiao’s strategies; Qutoutiao’s future business development, financial condition and results of operations; Qutoutiao’s ability to retain and increase the number of users and provide quality content; competition in the mobile content platform industry; Qutoutiao’s ability to manage its costs and expenses; the future developments of the COVID-19 pandemic; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qutoutiao's filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-5889-0398

E-mail: ir@qutoutiao.net